Exhibit 99.1

ESSA Announces that the Scheme of Arrangement with Realm Therapeutics has become Effective

VANCOUVER and HOUSTON, July 31, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (NASDAQ: EPIX; TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, is pleased to announce that, further to the announcement made on July 30, 2019, the scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the "Scheme") has become effective and ESSA has acquired all of the issued and outstanding shares of Realm Therapeutics plc ("Realm").

"The addition of Realm's cash to our balance sheet will allow us to conduct the Phase I trial of EPI-7386," commented Dr. David R. Parkinson, Chief Executive Officer of ESSA. He continued, "The next 18 months promise to be very exciting for the Company and important to patients with prostate cancer. We are pleased to have the support of both existing ESSA shareholders as well as new Realm shareholders as the Company evolves."

Unless otherwise defined herein, capitalized terms and expressions used in this announcement shall have the meanings given to them in the scheme document prepared by Realm dated May 29, 2019 (the "Scheme Document").

Consideration due to Realm Scheme Shareholders

Under the terms of the Scheme, holders of Realm Scheme Shares are entitled to receive 0.0576359 of a New ESSA Share for each one Realm Scheme Share held at the Scheme Record Time (or 1.440897 New ESSA Shares for every one Realm ADS, representing 25 Realm Shares). The issuance of the New ESSA Shares to Realm Scheme Shareholders is expected to be settled no later than August 8, 2019, in accordance with the procedures set out in the Scheme Document. A total of 6,718,150 Essa Shares will be issued under the terms of the Scheme.

Appointment of Realm Nominees to ESSA's Board of Directors

In accordance with the terms and conditions of the Scheme, ESSA has appointed Alex Martin, Marella Thorell and Sanford (Sandy) Zweifach to the board of directors of ESSA effective as of July 31, 2019. Raymond Anderson has resigned from the board of directors of ESSA effective as of July 31, 2019.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR-driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to enter clinical studies with EPI-7386 in the first calendar quarter of 2020. For more information, please visit www.essapharma.com or follow us on Twitter under ESSA Pharma.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "is predicted", "should", "may" or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding expected timing of the issuance of the New ESSA Shares to the Realm Scheme Shareholders, the Company conducting the Phase I trial of EPI-7386 and the timing of clinical studies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com or ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR and EDGAR profiles. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

For more information, please visit www.essapharma.com or follow us on Twitter under ESSA Pharma.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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For further information: Company: Peter Virsik, Chief Operating Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations: Alan Lada, Solebury Trout, Contact: (617) 221-8006, Email: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 04:45e 31-JUL-19